Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 30, 2007

Extendicare REIT Announces $100 Million Offering of Convertible Debentures

MARKHAM, ONTARIO – Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) (TSX: EXE.UN) announces that it has entered into an agreement to sell, to a syndicate of underwriters led by CIBC World Markets Inc. and including TD Securities Inc., National Bank Financial Inc. and RBC Capital Markets, $100,000,000 principal amount of 5.70% convertible unsecured subordinated debentures (the "Debentures") on a bought-deal basis. The REIT has granted the underwriters the option to purchase up to an additional $15,000,000 of Debentures, exercisable in whole or in part, at any point up to 30 days after the closing of the offering.

The Debentures will pay interest semi-annually, will have a maturity date of June 30, 2014 (the “Maturity Date”) and will be convertible, at the option of the holder, at any time into fully paid and freely tradeable trust units of Extendicare REIT at a conversion price of $19.90 per trust unit (the “Conversion Price”). On or after July 1, 2010 and prior to June 30, 2012, the Debentures may be redeemed in whole at any time or in part from time to time at the option of the REIT on not more than 60 days and not less than 30 days prior notice, at par plus accrued and unpaid interest provided that the current market price of the trust units exceeds 125% of the Conversion Price. Subsequent to June 30, 2012 and prior to the Maturity Date, the Debentures will be redeemable by the REIT, in whole at any time or in part from time to time on not more than 60 days and not less than 30 days prior notice at par plus accrued and unpaid interest. Subject to regulatory approval, Extendicare REIT may satisfy its obligation to repay the principal amount of and any premium on the Debentures on redemption or at maturity, in whole or in part, by delivering that number of freely tradeable trust units equal to the amount due divided by 95% of then current market price for the trust units at that time, plus accrued and unpaid interest in cash.

The net proceeds of the offering will be used by the REIT to fund future strategic acquisitions, internal growth expenditures, repay amounts outstanding on Extendicare Health Services, Inc.’s revolving line of credit and for other general business purposes. Closing is expected to occur on or about June 21, 2007.

The Debentures offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This release does not constitute an offer for sale of Debentures or trust units in the United States.

Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. currently operates 234 nursing and assisted living facilities in North America, with capacity for almost 26,900 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 33,100 people in North America.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Forward-looking Statements
Information provided by Extendicare REIT from time to time, including this release, contains or may contain forward-looking statements concerning anticipated financial events, results, circumstances, economic performance or expectations with respect to the REIT and its subsidiaries, including its business operations, business strategy, and financial condition. Forward-looking statements can be identified because they generally contain the words "expect", "intend", "anticipate", "believe", "estimate", "plan" or "objective" or other similar expressions. Forward-looking statements reflect management's beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT to differ materially from those expressed or implied in the statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT's forward-looking statements. Further information can be found in the disclosure documents filed by Extendicare REIT with the securities regulatory authorities, available at www.sedar.com and on the REIT's website at www.extendicare.com.

For further information, contact:
Christopher Barnes
Manager, Investor Relations
Phone:  (905) 470-5483
Fax:  (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com